James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 11 July 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 9 July 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

Notice Pursuant to Part 17 of the Companies Act 2014 To: Aoife Rockett James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street Dublin 2 D02 FD79, Ireland To: Aoife Rockett James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street Dublin 2 D02 FD79, Ireland The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to Part 17 of the Companies Act 2014 of Ireland. Name of person, body corporate, firm, etc. having the notifiable interest (“Notifier”) Wellington Management Group LLP Address of the Notifier 280 Congress Street Boston, MA 02210 Date of this notice 9th July 2025 Notifiable event (“Event”) Acquisition of shares in the regular course of trading Date of Event 7th July 2025 No. of shares in which interested immediately before the Event No. Class 28,387,919 Depositary receipts (CHESS units of foreign securities) and ordinary shares No. of shares in which interested immediately following the Event No. Class 29,336,244 Depositary receipts (CHESS units of foreign securities) and ordinary shares Details of each registered holder of the shares if different from the Notifier No. of shares before the Event No. of shares after the Event Name and address of registered holder 28,387,919 29,336,244 Cede & Co. Does the notifiable interest arise from an agreement referred to in Section 1055 of the Companies Act 2014 of Ireland?1 (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different) No 1 Note: Broadly stated, an agreement referred to in Section 1055 is an agreement providing for the acquisition of an interest in the voting securities of an Irish public limited company, where the provisions impose obligations/restrictions on the use, retention or disposal by a party of their interests in a company. Specific advice should be sought in the event of any such agreement because, in certain cases, the interests of the parties’ may require disclosure (e.g. where a party acquires the right to control voting securities by way of the agreement).